SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                    Amended Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of June 30, 1998

The Letter to the Shareholders, the Six Month Review, and the Second Quarter Review have all been revised to clarify the reasons for the changes in expense under the classifications of "General and administrative" and "Marketing and sales".

                              PeakSoft Corporation
                              --------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F ..X..                    Form 40-F  ____


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0-24069

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Corporation
(Registrant)

Date  February 5, 1999

(Signature) By: /s/ T.W. Metz
                ----------------------
                 T.W. Metz
                 Chief Operating Officer

Letter to the Shareholders:

We have embarked in a new direction over the last few months. Our focus on Internet and Intranet Productivity Solutions remains unchanged. Our technology is better than ever. The release of PeakJet 2000 in July is the best product release the company has ever experienced.

So what happened last quarter and why am I optimistic about the future?

In the third quarter we faced a number of difficult decisions. Primary among them was the poor performance of Internet software in general in the traditional retail channel and the channels somewhat onerous terms of payment for product. Specifically, PeakJet 1.55 and NetMagnet were moving slowly in this channel and the cost of maintaining presence has been generating negative cash flow.

The company decided to prioritize electronic commerce, electronic software distribution, alliance programs and International partnerships. This is a significant change in strategy that doesn't eliminate retail but changes the focus of retail to the Internet. In addition, we have strengthened our policy regarding payment terms and adopted a far more cash flow driven model. Quite simply we won't do bad business for the sake of top line numbers.

During the quarter, we announced significant enhancements to our e-commerce capability, created the core alliance program, opened the Peak Store on our site and commenced negotiations with a number of partners for the joint sale and distribution of our products. PeakSoft has significantly expanded its sales force with new agreements signed for both vertical and geographic markets, while simultaneously reducing sales and marketing expense by 65% over the comparable quarter for 1997. We elected to discontinue shipment of our PeakJet 1.55 product to retail in anticipation of the new PeakJet 2000 release (July 2nd). We have also discontinued shipment of NetMagnet to that channel and have significantly enhanced the product with a new pricing and sales strategy to be announced shortly.

Subsequent to the quarter end, the early positive results from these strategies started to be felt. PeakSoft announced co-marketing and bundling deals with Symantec, Software Builders and RealNetworks. Our PeakJet 2000 product is now being offered for sale on a standalone basis and in value added bundles by some of industrys most successful companies.

The second consideration is the development of new value-added solutions that deliver high per unit margins with on-going royalties and support fees. The markets for our solutions are becoming more mainstream and growing at a very high rate. As an early entrant we have paid our dues and look to reap the gain for our effort and foresight.

The company has a pending listing on the OTC-BB under the symbol "PEAFF" and was briefly active in March of 1998. Upon filing for reporting status for the first time in the US the company's listing was halted as a result of new requirements of the OTC-BB to meet the reporting standards of the United States Securities and Exchange Commission. The Company has made its initial filing to the SEC, and the Company and its advisors are actively working on a timely basis.

Sincerely yours,

/s/ Douglas H. Foster
---------------------
Douglas H. Foster
President/Chief Executive Officer

August 13, 1998

Corporate Information

Corporate Headquarters
        PeakSoft Corporation
        1801 Roeder Avenue; Suite 144
        Bellingham, Washington 98225
        USA
        Tel  (360) 752-1100
        Fax  (360) 752-1110

        http://www.peak.com

Investor Information
        (888) 377-7325
        http://www.peak.com/investor

Stock Listing
PeakSoft Corporations common stock is listed on the Alberta Stock Exchange under the symbol "C.PKT" and pending application for listing on the OTC Bulletin Board (OTCBB) under the symbol "PEAFF".

Auditor
        K P M G
        Vancouver, B.C.

Legal Counsel
        Farris, Vaughan, Wills & Murphy
        Vancouver, B.C.

Transfer Agent and Registrar
        Montreal Trust
        Calgary, Alberta


          Directors                 Management
          ---------                 ----------

          Douglas Foster            Douglas Foster
          Chairman of the Board     President & CEO

          Donald McInnes            Tim Metz
                                    Chief Operating Officer

          Peter Janssen             Calvin Patterson
                                    Corporate Counsel

          Carl Conti                Liam Taylor
                                    Vice President, Engineering

          William Baker             Claudia Temple
                                    Director of Marketing

Third Quarter Review
--------------------

Net loss for the quarter ended June 30, 1998 decreased from CDN$1,225,563 in the comparable period in 1997, to CDN$724,825 a decrease of CDN$500,738. The decrease results from a significant decrease in the selling and marketing costs for this quarter, i.e., CDN$240,000. The decrease results from a decrease in salaries of about CDN$83,000, a decrease in product advertising of about CDN$88,000 and a decrease in travel of about CDN$40,000, In addition, in the quarter ended June 30,1997 a loss of CDN$269,658 was experienced from a trademark lawsuit settlement.

General and administration expense, remained consistent through the two quarters end June 30, 1998 and June 30, 1997. Research and development costs decreased from CDN$129,336 to CDN$111,355 in the comparable 1998 period. The decrease was due to reduction in non-essential staff.

The decrease in the amortization results from capitalized research and development costs, under Canadian Generally Accepted Accounting Principles, that was fully amortized at the end of the 1997 fiscal year.

The Company is placing more emphasis on marketing in the next quarters to capture a higher sales volume. The third quarter revenue decreased from third quarter 1997 reported revenue of CDN$529,924 to CDN$127,796 a difference of about CDN$402,000 as a result of the implementation of the new market strategy. During this transition period, the Company has made the decision not to ship new products into the traditional retail channel.

Nine Month Review
-----------------

Net loss for the nine months ended June 30, 1998 decreased to CDN$1,987,432, from CDN$3,007,867 in the comparable nine months ended June 30, 1997. Largely the decrease in the loss was due to a recovery of expenses from the settlement of certain trade debts with creditors. In addition, significant decreases in Selling and Marketing expenses, and Research and Development were experienced, even though General and Administration expenses increased.

General and administration expenses increased from CDN$787,680 for the nine months ending June 30, 1997 to CDN$1,198,165 in the comparable 1998 period. The CDN$410,485 increase was due to increase in administration salaries of about CDN$235,000, for additional staff, and increase in interest on long-term debt and bank charges and interest of about CDN$130,000 and net increase of other expenses of about CDN$45,000.

Selling and marketing decrease by CDN$692,786 and is primarily due to the decrease in product advertising and promotion by CDN$468,000 and a reduction in non-essential staff and contractors of about CDN$209,000. Research and Development decreased from CDN$504,206 in the nine months ending June 30, 1997 to CDN$435,365 in the comparable 1998 period. The decrease of about CDN$68,000 was primarily due to reduction of non-essential staff.

Revenue for the nine months ended June 30, 1998 decreased from CDN$1,239,308 in the comparable period in 1997, to CDN$1,027,378, a decrease of CDN$211,930, and was due primarily to the declining sales of PeakJet 1.5 in anticipation of the launch of PeakJet 2000, which was released July 2nd. The Company's focus of the new market strategy is higher gross margin of future sales and overall costs. Net loss decreased from CDN$3,007,867 to CDN$1,987,432, a difference of CDN$1,020,435, due to significantly reduced operating expenses. The overall decrease in expenses reflect a reduction in expenditures, while continuing to keep a minimal investment in marketing for the Company's Internet products.

The amortization expense of CDN$746,971 includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP. The acquired research and development will be fully amortized for fiscal year end resulting in an expected lower amortization for fiscal year 1999 of approximately CDN$200,000.

The Company's cash position decreased from CDN$50,597 in 1997, to CDN$33,907 in 1998 while accounts receivable decreased from CDN$489,207 to CDN$203,851. Cash and accounts receivable remain an area of critical importance and are being actively addressed by management. The decrease in accounts receivable represents the Company's transition into new markets focusing on sales channels that provide up front cash flow. In general, the results for the quarter are indicative of the Company's decreasing trend in its expenditures and execution of its marketing strategy.

Year 2000
---------

In response to the Year 2000 (Y2K) compliance rule established by the Board of Governers of the Alberta Stock Exchange, the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programmed being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, an all other third parties that do business with the Company.

Based upon the foregoing, PeakSoft does not believe it is necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

PeakSoft does not believe that its computer systems require any further remediation to render them Y2K compliant.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any significant costs relating to remediation of Y2K issues.

Although there can be no assurances, PeakSoft does not expect material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage and are being marketed as being Y2K compliant.

                           Consolidated Balance Sheet
                            (prepared by Management)

                                                June 30,
                                           1998          1997
                                        -----------   -----------
                                          (in Canadian dollars)

                                     Assets
Current Assets

Cash                                    $    33,907   $    50,597
Accounts receivable                         203,851       489,207
Inventories                                  93,849        75,068
Prepaids and deposits                        47,180        78,174
                                        -----------   -----------
                                            378,787       693,046

Capital assets                              138,784       230,094
Acquired research & development             205,574     1,027,874
Licenses                                       --          18,877
Investment in InfoBuild                     284,000          --
                                        -----------   -----------
                                        $ 1,007,145   $ 1,969,891

                      Liabilities and Shareholders' Equity

Current Liabilities:

Demand loan                                    --          27,608
Accounts payable and accrued liabilities    702,320     1,381,732
Interest Payable on Long-term debt          153,187          --
Deferred revenue                               --          86,486
Reserve for returns & allowances             53,101          --
Current portion of long-term debt             --          24,573
Current portion of obligations under
   capital leases                           29,551        41,064
                                        -----------   -----------
                                            938,159     1,536,890

Long-term debt                            1,927,802          --

Obligations under capital leases             37,867        41,461

Shareholders' Equity:

Share capital                             6,332,390     5,723,317
Other paid-in capital                       173,759          --
                                        -----------   -----------
                                          6,506,149     5,723,317

Accumulated deficit                       8,402,832     5,331,777
                                        -----------   -----------
                                         (1,896,683)      391,540
                                        -----------   -----------
                                        $ 1,007,145   $ 1,969,891
                                        ===========   ===========

                Consolidated Statement of Operations and Deficit

                       Quarter ended  Quarter ended  Nine months    Nine months
                                                         ended          ended
                       June 30,1998   June 30,1997   June 30,1998   June 30,1997
                       ------------   ------------   ------------   ------------
                                         (in Canadian dollars)

Sales                  $   127,796    $   529,924    $ 1,027,378    $ 1,239,308

Cost of goods sold          33,671        135,065        192,511        366,297

                            94,125        394,859        834,867        873,011
Operating Expenses:

General and                328,058        314,946      1,198,165        787,680
 administration

Selling and marketing      133,259        373,990        829,258      1,522,044

Research and development   111,355        129,336        435,365        504,026

                           572,672        818,272      2,462,788      2,813,750

Earnings (loss)           (478,547)      (423,413)    (1,627,921)    (1,940,739)
before the undernoted

Amortization**             246,278        532,492        746,971        797,470

Earnings (loss)        $  (724,825)   $  (955,905)   $(2,374,892)   $(2,738,209)
 from operations

Gain on sale of contract      --             --          134,951           --

Loss from trademark           --          269,658           --          269,658
 litigation

Net earnings (loss) before
Extraordinary Item        (724,825)    (1,225,563)    (2,239,941)    (3,007,867)

Extraordinary Item
Recovery of expenses          --             --          252,509           --
 from settlement
 of liabilities

Net earnings (loss)       (724,825)    (1,225,563)    (1,987,432)    (3,007,867)

Accumulated deficit,   $(7,678,007)   $(4,106,214)   $(6,415,400)   $(2,323,910)
 beginning of period

Accumulated deficit,   $(8,402,832)   $(5,331,777)   $(8,402,832)   $(5,331,777)
 end of period

Loss per common share      (.05)          (.10)            (.15)          (.25)

**Note: The amortization expense for the quarter and nine months ended June 30, 1997, is adjusted per 1997 audited financial statements to restate the accumulated amortization of the acquired research and development.

                   Statement of Changes in Financial Position

                        Quarter ended  Quarter ended  Nine months   Nine months
                                                         ended         ended
                        June 30,1998   June 30,1997   June 30,1998  June 30,1997
                        ------------   ------------   ------------  ------------
                                        (in Canadian dollars)

Cash provided by (used in):

Operations:

Net earnings (loss)       $  (724,825) $(1,225,563)   $(1,987,432)  $(3,007,867)

Items not involving cash:

   Amortization               246,278      532,492        746,971       797,470

Change in non-cash
operating working  capital    140,445      316,481       (355,997)       12,793
                          -----------  -----------    -----------   ------------
                             (338,102)    (376,590)    (1,596,458)   (2,197,607)



Financing:

Repayment of long
 term debt                    304,851         --          531,875       (12,702)

Obligation under
 capital leases                (4,975)        --            1,867        (9,881)

Decrease in obligation
 to issue shares                 --           --         (399,900)         --

Issuance of share  capital     20,055      323,475        532,199     2,207,900
                          -----------  -----------    -----------   ------------
                              319,931      315,365        666,041     2,185,317

Investments:

Purchase of capital assets     (9,006)       1,038       (107,042)       32,921

Increase (decrease)           (27,177)     (60,187)    (1,037,459)       20,634
 In cash position

Cash, beginning of period      61,084      110,784      1,071,366        29,963

Cash, end of period       $    33,907  $    50,597    $    33,907   $    50,597